EXHIBIT 99.1

Standard Lithium Announces US$100 Million Direct Investment From Koch Strategic Platforms

VANCOUVER, British Columbia, Nov. 24, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, today announced that Koch Strategic Platforms (“KSP”), a subsidiary of Koch Investments Group, will make a US$100 million investment in Standard Lithium through a direct private placement to support the Company’s strategic development goals.

Key Points:

  US$100 million direct private placement (the “Direct Investment”);
  Standard Lithium to issue 13,480,083 common shares (“Common Shares”) of the Company at a price of CDN$9.43 (US$7.42) per Common Share;
  Direct Investment follows extensive due diligence into Standard Lithium’s LiSTR DLE technology, Demonstration Plant and project development objectives; and,
  Parties to explore opportunities to work with several Koch Industries subsidiaries in key areas of alignment with Standard Lithium’s project development needs (the “Strategic Opportunities”).

In addition to the new capital, the Company, along with several Koch Industries subsidiaries, are exploring Strategic Opportunities to work collaboratively in several key areas. These potentially include working with Koch Engineered Solutions (“KES”) which provides key process equipment, engineering, procurement, and construction services; as well as Koch Minerals & Trading (“KM&T”) which is involved in the trading of many of the materials that will be required by the Company in the future, as well as the lithium products it intends to produce.

The net proceeds of the US$100 million Direct Investment will be used by the Company to pursue the following objectives:

  Continue to rapidly advance the first commercial project proposed for the Lanxess facility;
  Accelerate and expand the Company’s development of the South West Arkansas Lithium Project;
  Continue to develop and commercialise modern lithium extraction and processing technologies and work collaboratively with KES businesses; and,
  Allow for strategic project expansion.

“We’re entering an important phase for Standard Lithium and we’re thrilled to be starting it with a globally recognized industrial leader like Koch Strategic Platforms as a partner” said Robert Mintak, CEO of Standard Lithium. “KSP has an impressive track record of investing in disruptive technologies and their backing is an important endorsement of the Company’s core technology, development plans and of our intent to make the Gulf Region a leading supplier of lithium resources.”

“KSP is focusing on investing in companies with strong tailwinds that are disrupting the market as we know it. We are excited to invest in Standard Lithium as they pave a path forward towards lithium production here in the U.S. This is an exciting time for energy transformation and we believe KSP’s investment in Standard Lithium can help accelerate the production of lithium resources right here at home.” said David Park, president of Koch Strategic Platforms.

Strategic Alignment with Koch Businesses
The Company expects the Direct Investment by KSP to provide for mutually beneficial alignment with several Koch Industries businesses. For example, several businesses within the KES and KM&T platforms could assist in the following ways:

  Providing key industrial technologies and process solutions for commercialisation from Koch Separation Solutions;
  Engineering and development oversight from Koch Project Solutions;
  Engineering, procurement and other construction services from the Optimized Process Designs (OPD) group; and,
  Raw material supply agreements and assistance with future lithium product off-take agreements from the KM&T group.

Terms of the Direct Investment
Under the terms of the Direct Investment, KSP will subscribe for 13,480,083 common shares of Standard Lithium at a price of CDN$9.43 (US$7.42) per share for gross proceeds to Standard Lithium of CDN$127,070,000 (US$100,000,000). All common shares issued to KSP will be subject to statutory restrictions on resale prescribed by applicable Canadian and United States securities laws. Completion of the Direct Investment remains subject to the approval of the TSX Venture Exchange, as well as satisfaction of customary closing conditions.

MaxEn Capital Advisors, Ltd. acted as sole financial advisor to Standard Lithium on the transaction, led by Senior Managing Director, Howard Margulis, and will be entitled to receive a cash fee and share purchase warrants of Standard Lithium in consideration for services provided.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company's flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess's south plant facility in southern Arkansas. The demonstration plant utilizes the Company's proprietary LiSTR technology to selectively extract lithium from Lanxess's tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in south west Arkansas, referred to as the Southwest Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

About Koch Strategic Platforms

With offices in Atlanta and Wichita, KSP desires to be the preferred investment partner of growth focused, strategic companies who are innovating in industries with disruptive potential. Created in 2020, the KSP team pursues public and private investments with companies where long-term mutual benefit can be realized. https://www.kochind.com/

For further information, contact Anthony Alvaro at (604) 240 4793

Contact: info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Koch Industries
Christin Fernandez, Director of Communications
202-879-8546

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the pursuit and/or realization of any Strategic Opportunities, satisfaction of all conditions to completion of, and closing of, the Direct Investment, anticipated benefits of the Direct Investment and Strategic Opportunities being realized, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

Christin.Fernandez@kochps.com